Exhibit 8.1

SUBSIDIARIES OF SUPERCOM LTD.

Name of active Subsidiary	Jurisdiction of Organization	Percent Owned

S.B.C. Aviation Ltd.	Israel	100%
SuperCom Slovakia A.S.	Slovakia	66%
SuperCom Inc.	United States	100%
SuperCom Tanzania Ltd.	Tanzania	100%
SuperCom PTY S.A.	Panama	100%